UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of September, 2012

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                     Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On September 13, 2012, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that Assiut Cement Company (“ACC”), through local media in Egypt, learned about a preliminary non-enforceable decision against ACC made by a court of first instance in Assiut, Egypt, regarding the annulment of a Share Purchase Agreement signed in November 1999 between CEMEX and state-owned Metallurgical Industries Company pursuant to which CEMEX acquired a controlling interest in ACC.

The decision is preliminary and non-enforceable, but in any case, ACC will in due course appeal the Assiut Court's decision, and, if required, use any other legal resources it has available to protect its rights.

ACC continues to operate normally, offering quality building materials and services to its customers in Egypt.

Since 1999, ACC has expanded production capacity; improved its efficiency, environmental and safety practices; and has contributed to the economic development of Egypt by employing over 3,000 people in its facilities, and having a positive impact in many thousands more through local cement retail businesses, transportation companies, and many other local suppliers that participate in the buildings materials industry.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	September 13, 2012	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller